# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NextDecade Corp, CIK 0001612720
CUSIP: 65342K105
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1000 Louisiana Street, Suite 3300, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 06/03/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002121665
Persons authorized to receive notices and communications: Michael Gosk, c/o General Atlantic Service Company, LP, 55 East 52nd Street, 33rd Floor, New York, New York (NY), 10055, (212) 715-4000

## Reporting persons
- GASC GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,658,563; sole dispositive power 0; shared dispositive power 16,658,563; aggregate amount beneficially owned 16,658,563 (5.9% of the class)
- General Atlantic Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,658,563; sole dispositive power 0; shared dispositive power 16,658,563; aggregate amount beneficially owned 16,658,563 (5.9% of the class)
- GAP Holdings GP, LLC (CIK 0002121665): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,658,563; sole dispositive power 0; shared dispositive power 16,658,563; aggregate amount beneficially owned 16,658,563 (5.9% of the class)
- Atlantic Park UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,658,563; sole dispositive power 0; shared dispositive power 16,658,563; aggregate amount beneficially owned 16,658,563 (5.9% of the class)
- Atlantic Park Strategic Capital Fund II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,658,563; sole dispositive power 0; shared dispositive power 16,658,563; aggregate amount beneficially owned 16,658,563 (5.9% of the class)
- Atlantic Park Strategic Capital Master Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,272,308; sole dispositive power 0; shared dispositive power 8,272,308; aggregate amount beneficially owned 8,272,308 (2.9% of the class)
- Atlantic Park Strategic Capital Parallel Master Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,386,255; sole dispositive power 0; shared dispositive power 8,386,255; aggregate amount beneficially owned 8,386,255 (3% of the class)
- APSC II Holdco I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,272,308; sole dispositive power 0; shared dispositive power 8,272,308; aggregate amount beneficially owned 8,272,308 (2.9% of the class)
- APSC II Holdco II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,386,255; sole dispositive power 0; shared dispositive power 8,386,255; aggregate amount beneficially owned 8,386,255 (3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: NextDecade Corp
Address of issuer's principal executive offices: 1000 Louisiana Street, Suite 3300, Houston, Texas (TX), 77002
Comment: This Schedule 13D (the "Statement") relates to the beneficial ownership of the Reporting Persons (defined below) of the common stock, par value $0.0001 per share (the "common stock") of NextDecade Corp, a company incorporated in Delaware (the "Company"), whose principal executive offices are located at 1000 Louisiana Street, Suite 3300, Houston, TX 77002. The Reporting Persons filed a Schedule 13G on March 24, 2026 regarding the beneficial ownership of the securities of the Company. This Statement amends and supersedes the Reporting Persons' previously filed Schedule 13G in accordance with Rule 13d-1(c) under the Act.

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by a "group," as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Act. The members of the group are: (i) GASC GP, LLC ("GASC GP"), a Delaware limited liability company, (ii) General Atlantic Partners, L.P. ("GAP LP"), a Delaware limited partnership, (iii) GAP Holdings GP, LLC ("GAP Holdings GP"), a Delaware limited liability company, (iv) Atlantic Park UGP, LLC ("AP UGP"), a Delaware limited liability company, (v) Atlantic Park Strategic Capital Fund II GP, L.P. ("Atlantic Park II"), a Delaware limited partnership, (vi) Atlantic Park Strategic Capital Master Fund II, L.P. ("AP Master Fund II"), a Delaware limited partnership, (vii) Atlantic Park Strategic Capital Parallel Master Fund II, L.P. ("AP Parallel Fund II"), a Delaware limited partnership, (viii) APSC II Holdco I, L.P. ("APSC II Holdco I"), a Delaware limited partnership and (ix) APSC II Holdco II, L.P. ("APSC II Holdco II"), a Delaware limited partnership.

Each of the foregoing is referred to as a Reporting Person and collectively as the "Reporting Persons." The address of GASC GP, GAP LP and GAP Holdings GP is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The address of APSC II Holdco I, APSC II Holdco II, AP Parallel Fund II, AP Master Fund II, Atlantic Park II and AP UGP is c/o General Atlantic Credit, 55 East 52nd Street, 33rd Floor, New York, NY 10055.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The limited partner of APSC II Holdco I that shares beneficial ownership of the right to acquire shares of common stock held by APSC II Holdco I is AP Master Fund II. The limited partner of APSC II Holdco II that shares beneficial ownership of the right to acquire shares of common stock held by APSC II Holdco II is AP Parallel Fund II. The general partner of APSC II Holdco I, APSC II Holdco II, AP Master Fund II and AP Parallel Fund II is Atlantic Park II. The general partner of Atlantic Park II is AP UGP. GAP Holdings GP is the sole member of AP UGP. GAP LP is the sole member of GAP Holdings GP. The general partner of GAP LP is GASC GP, LLC which is controlled by the Partnership Committee of GASC MGP, LLC (the "Partnership Committee").

As of the date hereof, there are six members of the Partnership Committee. Each of the members of the Partnership Committee disclaims ownership of the shares of common stock reported herein except to the extent that he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the Partnership Committee is as a managing director of General Atlantic, L.P.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 17, 2025, AP Master Fund II, Rio Grande LNG Super Holdings, LLC ("Super Holdings"), the Company and certain financial institutions party to the agreement as lenders entered into an amended and restated credit agreement (the "Credit Agreement"). The Credit Agreement amended and restated that certain credit agreement, dated December 31, 2024, among Super Holdings, AP Master Fund II and certain financial institutions party to the agreement as lenders (as amended on May 14, 2025, the "Original Credit Agreement"). Pursuant to the Credit Agreement, APSC II Holdco I currently has the right to acquire 8,272,308 shares of common stock upon the conversion of $78,586,925 outstanding principal amount of Series A Loans (as defined below) at an exchange price of $9.50 per share (the "Convertible Loans"). The Convertible Loans mature on November 17, 2030 and are currently exchangeable, at any time prior to the prepayment or repayment in full of the Series A Loans, for shares of the Company's common stock, provided that, unless the outstanding Series A Loans are being exchanged in full, no exchange may reduce the aggregate outstanding principal amount of the Series A Loans below $19,000,000.

APSC II Holdco II directly holds 8,386,255 warrants issued in connection with the Original Credit Agreement which are currently exercisable to acquire (i) 3,579,499 shares of common stock currently exercisable at an exercise price of $7.15 per share (subject to adjustment), which were issued on December 31, 2024, amended and restated on November 17, 2025 and expire on December 31, 2031, (ii) 3,579,499 shares of common stock at an exercise price of $9.30 per share (subject to adjustment), which were issued on December 31, 2024, amended and restated on November 17, 2025 and expire on December 31, 2031, and (iii) 1,227,257 shares of common stock at an exercise price of $9.30 per share (subject to adjustment), which were issued on May 14, 2025, amended and restated on November 17, 2025 and expire on May 14, 2032 (the "Warrants").

The funds contributed in connection with the Original Credit Agreement and Credit Agreement were obtained from contributions from AP Master Fund II and AP Parallel Fund II.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons extended the Convertible Loans and acquired the Warrants reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Company and such other matters as the Reporting Persons may deem relevant to their investment in the common stock. The Reporting Persons expect that they will, from time to time, review their investment position in the common stock or the Company and may, depending on the Company's performance and other market conditions, increase or decrease their investment position in the common stock. The Reporting Persons may, from time to time, make additional purchases of common stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the common stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the common stock and/or enter into derivative transactions with institutional counterparties with respect to the Company's securities, including the common stock.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used herein are calculated based upon on an aggregate of 281,651,550 shares of common stock, consisting of (i) 264,992,987 shares of common stock reported by the Company to be outstanding as of May 8, 2026 reflected in the Company's registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission on May 13, 2026, (ii) 8,272,308 shares of common stock issuable upon the conversion of the Convertible Loans and (iii) 8,386,255 shares of common stock issuable upon the exercise of the Warrants.

By virtue of the fact that (i) AP Master Fund II shares beneficial ownership of the shares of stock convertible pursuant to the Convertible Loans held by APSC II Holdco I, (ii) AP Parallel Fund II shares beneficial ownership of the shares of stock issuable upon the exercise of the Warrants held by APSC II Holdco II, (iii) the general partner of APSC II Holdco I, APSC II Holdco II, AP Master Fund II and AP Parallel Fund II is Atlantic Park II, (iv) the general partner of Atlantic Park II is AP UGP, (v) GAP Holdings GP is the sole member of AP UGP, (vi) GAP LP is the sole member of GAP Holdings GP and (vii) the general partner of GAP LP is GASC GP, LLC which is controlled by the Partnership Committee, (a) APSC II Holdco I, AP Master Fund II, Atlantic Park II, AP UGP, GAP Holdings GP, GAP LP and GASC GP, LLC may be deemed to have the power to vote and direct the disposition of the shares of stock convertible pursuant to the Convertible Loans owned of record by APSC II Holdco I and (b) APSC II Holdco II, AP Parallel Fund II, Atlantic Park II, AP UGP, GAP Holdings GP, GAP LP and GASC GP, LLC may be deemed to have the power to vote and direct the disposition of the shares of stock issuable upon the exercise of the Warrants owned of record by APSC II Holdco II.

As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the shares of common stock indicated on row (11) on such Reporting Person's cover page included herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of common stock indicated on row (8) on such Reporting Person's cover page that may be deemed to be beneficially owned by each of them.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Please see Items 3 and 5(a), which are hereby incorporated by reference.

The members of the Partnership Committee may, from time to time, consult among themselves and coordinate the voting and disposition of the rights to acquire shares of common stock held of record by APSC II Holdco I and APSC II Holdco II as well as such other action taken on behalf of the Reporting Persons with respect to the rights to acquire common stock held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons. The Reporting Persons entered into a Joint Filing Agreement on June 10, 2026 (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

On November 17, 2025, Super Holdings entered into, as borrower, the Credit Agreement with AP Master Fund II and certain other parties thereto. The Credit Agreement provides, among other things, for an incremental $50 million Series A term loan to Super Holdings and the recharacterization of $50 million of outstanding loan principal under the Original Credit Agreement as a Series A term loan (together, the "Series A Loans"). The Series A Loans will mature on November 17, 2030. Interest will accrue on the Series A Loans at a rate of 8.0% per annum, and will be paid quarterly, in cash or in kind at the election of Super Holdings, on the last business day of each fiscal quarter, beginning December 31, 2025.

The principal amount of the Series A Loans, including any interest paid in kind, is exchangeable at any time prior to maturity at the election of the lenders into shares of common stock of the Company (the "Exchange Shares") at a price of $9.50 per share (the "Exchange Price"). The Exchange Price is subject to (i) anti-dilution protection upon certain issuances of Company securities at an effective price below the fair market value of the Company's common stock and (ii) customary adjustment for stock splits, reverse splits, spinoffs, combinations and other similar corporate transactions.

The Credit Agreement includes covenants that, among other things, limit the ability of Super Holdings to incur additional indebtedness, make certain investments or pay dividends or distributions on equity interests or subordinated indebtedness or purchase, redeem, or retire equity interests, sell or transfer assets, incur liens or dissolve, liquidate, consolidate or merge. The obligations under the Credit Agreement are secured by a pledge agreement between NextDecade LNG Holdings, LLC ("ND Holdings") and AP Master Fund II, as collateral agent, pursuant to which ND Holdings has granted a security interest in favor of the AP Master Fund II for the benefit of the secured parties in the equity interests it holds in Super Holdings, and a Security Agreement among Super Holdings and AP Master Fund II, pursuant to which Super Holdings has granted a security interest in favor of AP Master Fund II for the benefit of the secured parties in substantially all of its personal property, including the equity interests in its direct subsidiaries.

In connection with the Credit Agreement, the Company amended and restated the common stock purchase warrants previously issued to APSC II Holdco II on December 31, 2024 and May 14, 2025 to extend the termination date of the exercise periods of such warrants. As described in Item 3, APSC II Holdco II holds 8,386,255 warrants in three tranches: (i) 3,579,499 shares of common stock currently exercisable at an exercise price of $7.15 per share (subject to adjustment), which were issued on December 31, 2024 and expire on December 31, 2031, (ii) 3,579,499 shares of common stock at an exercise price of $9.30 per share (subject to adjustment), which were issued on December 31, 2024 and expire on December 31, 2031, and (iii) 1,227,257 shares of common stock at an exercise price of $9.30 per share (subject to adjustment), which were issued on May 14, 2025 and expire on May 14, 2032.

The foregoing description of the terms of the Credit Agreement does not purport to be complete and is qualified in its entirety by the full text of the Credit Agreement, a copy of which is filed as Exhibit 10.104 to the Form 10-K of the Company filed with the Commission on February 27, 2026, and is incorporated herein by reference. The foregoing description of the terms of the Warrants does not purport to be complete and is qualified in its entirety by the full text of the amended and restated common stock purchase warrants dated November 17, 2025, copies of which are attached hereto as Exhibit 3, 4 and 5, respectively.

Pursuant to that certain Second Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated November 17, 2025, by and among the Company, APSC II Holdco II and Bardin Hill Opportunistic Credit Master (US) Fund II LP, the Reporting Persons are entitled to certain customary demand registration and piggyback registration rights, in each case subject to the terms and conditions of the Registration Rights Agreement. The foregoing description of the terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.105 to the Form 10-K of the Company filed with the Commission on February 27, 2026, and is incorporated herein by reference.

On November 17, 2025, APSC II Holdco II entered into that certain Second Amended and Restated Board Designation and Observer Agreement with the Company (the "Observer Agreement"). Pursuant to the Observer Agreement, APSC II Holdco II has the right (i) at any time (x) the Exchange Shares multiplied by the Exchange Price plus (y) the original outstanding amount under the Series A Loans is greater than $150,000,000, to designate a director for nomination for election to the Company's board of directors and (ii) at any time prior to the earliest of (x) full exercise of the Warrants, (y) the expiry of all such Warrants and (z) the full prepayment of the $275,000,000 loan extended to Super Holdings, to nominate a board observer to the Company's board of directors to attend and participate in all meetings of the board of directors and any and all committees and subcommittees thereof. The foregoing description of the Observer Agreement is not complete and is qualified in its entirety by the full text of the Observer Agreement, a copy of which is filed as Exhibit 10.106 to the Form 10-K of the Company filed with the Commission on February 27, 2026, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Agreement relating to the filing of the joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 2: Amended and Restated Credit Agreement, dated November 17, 2025, by and among Super Holdings, the Company, AP Master Fund II and certain financial institutions party the agreement as lenders (incorporated by reference to Exhibit 10.104 to the Company's Form 10-K filed with the Commission on February 27, 2026).

Exhibit 3: Tranche A Amended and Restated Common Stock Purchase Warrant, dated November 17, 2025.

Exhibit 4: Tranche B Amended and Restated Common Stock Purchase Warrant, dated November 17, 2025.

Exhibit 5: Tranche C Amended and Restated Common Stock Purchase Warrant, dated November 17, 2025.

Exhibit 6: Second Amended and Restated Registration Rights Agreement, dated November 17, 2025, by and among the Company, APSC II Holdco II and Bardin Hill Opportunistic Credit Master (US) Fund II LP (incorporated by reference to Exhibit 10.105 to the Company's Form 10-K filed with the Commission on February 27, 2026).

Exhibit 7: Second Amended and Restated Board Designation and Observer Agreement, dated November 17, 2025, by and between the Company and APSC II Holdco II (incorporated by reference to Exhibit 10.106 to the Company's Form 10-K filed with the Commission on February 27, 2026).

## Signatures
- GASC GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director (06/10/2026)
- General Atlantic Partners, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GASC GP, LLC, its general partner (06/10/2026)
- GAP Holdings GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic Partners, L.P., its sole member (06/10/2026)
- Atlantic Park UGP, LLC: /s/ George Fan, George Fan, Authorized Signatory (06/10/2026)
- Atlantic Park Strategic Capital Fund II GP, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, its general partner (06/10/2026)
- Atlantic Park Strategic Capital Master Fund II, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, the GP of Atlantic Park Strategic Capital Fund II GP, L.P., its GP (06/10/2026)
- Atlantic Park Strategic Capital Parallel Master Fund II, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, the GP of Atlantic Park Strategic Capital Fund II GP, L.P., its GP (06/10/2026)
- APSC II Holdco I, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, the GP of Atlantic Park Strategic Capital Fund II GP, L.P., its GP (06/10/2026)
- APSC II Holdco II, L.P.: /s/ George Fan, George Fan, Authorized Signatory of Atlantic Park UGP, LLC, the GP of Atlantic Park Strategic Capital Fund II GP, L.P., its GP (06/10/2026)